News Release

BURCON ANNOUNCES APPOINTMENT OF

JEANNE MCCAHERTY TO ITS BOARD OF DIRECTORS

Vancouver, British Columbia, July 8, 2021 - Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of clean-label, plant-based proteins for foods and beverages, is pleased to announce that Ms. Jeanne McCaherty has been appointed to its board of directors effective immediately.  Ms. McCaherty brings extensive senior management experience and deep knowledge of the global food ingredients industry to the Burcon board.

Dr. Lorne Tyrrell, chairman of Burcon, commented, "We are very pleased to welcome Jeanne McCaherty to the board. Her proven ability in industrial manufacturing, and technical leadership experience in food ingredients, make her an excellent addition.  We look forward to her contributions as we enter a very exciting period for Burcon."

Ms. Jeanne McCaherty is the CEO of Guardian Energy Management, an ethanol manufacturing company with production sites in Ohio, Minnesota, and North Dakota.  These corn dry milling sites produce ethanol, DDGS (distiller's dried grains with solubles), and corn oil.  Prior to joining Guardian Energy, the majority of Ms. McCaherty's career was in various global management roles at Cargill, Inc., one of the world's largest agrifood and food ingredient companies.  Ms. McCaherty was the Regional Director of Cargill's Global Texturizing Business Unit, which sourced raw materials, manufactured, and sold specialty food ingredients to food companies around the world.  Ms. McCaherty also held the position of VP/Global Director of Food R&D at Cargill, which included functional leadership for the Basic and Applied R&D, Applications and Sensory groups of Cargill's Global Food Ingredients businesses. Ms. McCaherty has been recognized as one of the Top 100 Women Leaders in the US in the fields of science, technology, engineering and mathematics.  Ms. McCaherty currently serves as the Chair of the Renewable Fuels Association and on the Board of Directors for the Renewable Products Marketing Group.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of clean-label, plant-based proteins for foods and beverages. With over 290 issued patents and 200 additional patent applications developed over a span of more than 20 years, Burcon has grown an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established in a joint venture between Burcon and three veteran food industry executives. Merit Foods has built a state-of-the-art protein production facility in Manitoba, Canada to produce, under licence, Burcon's novel pea and canola protein ingredients. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM